BluePhoenix Solutions - Successful Completion of a $5 Million Financing

Herzlia, Israel - March 31, 2004 - BluePhoenix Solutions Ltd. (NASDAQ:BPHX) today reported the completion of a $5 million private placement to certain institutional investors. Under the terms of this financing, BluePhoenix issued each investor a 32 month debenture, bearing interest at an annual rate of 2% and convertible at $5.70 per share. Each investor also received warrants purchasing ordinary shares at $6.50 per share. The warrants are exercisable into ordinary shares equal to 50% of the ordinary shares into which the debentures are convertible. If the warrants are fully exercised, BluePhoenix will issue an additional 438,596 ordinary shares for gross proceeds of $2.5 million. Under certain circumstances, the investors may increase their investment by an additional $3 million of debentures and receive warrants on the same terms as the initial transaction.

Arik Kilman, BluePhoenix chief executive officer commented:  "This transaction demonstrates a vote of confidence in BluePhoenix business strategy and its management team. The funds will provide additional working capital, which will enable us to execute our development and growth plans. We continue to effectively manage our operating costs and remain focused on our goal to provide the added value of our IT Modernizations solutions to an increasing number of organizations."

About BluePhoenix Solutions

BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company's comprehensive suite of tools and services (including technology for Understanding, Migration, Transformation and Redevelopment) reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 11 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, and Israel. The company's major shareholder is the Formula Group (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit our web site at www.bphx.com

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners' property.

Company Contact: Iris Yahal +972-9-9526110